Exhibit (a)(5)(D)

3M Commences Tender Offer for Cogent, Inc.

ST. PAUL, Minn. – September 10, 2010 – 3M (NYSE:MMM) today announced that its direct wholly-owned subsidiary, Ventura Acquisition Corporation, has commenced its tender offer for all outstanding shares of common stock of Cogent, Inc. (NASDAQ:COGT) at a price of $10.50 per share. The tender offer is being made in connection with the Agreement and Plan of Merger, dated as of August 29, 2010, by and among 3M Company, Ventura Acquisition Corporation and Cogent, Inc., which 3M and Cogent announced on August 30, 2010.

The Cogent board has unanimously determined that the merger agreement and offer are fair to and in the best interests of Cogent’s stockholders. The Cogent board also recommends that the shareholders of Cogent tender their shares to the offer.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on October 7, 2010, unless extended.

Complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by 3M and Ventura Acquisition Corporation with the SEC on September 10, 2010. In addition, on September 10, 2010, Cogent filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the offer.

Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from Georgeson Inc., the information agent for the tender offer, toll-free at (866) 647-8872 (brokers and bankers call (212) 440-9800). Wells Fargo Bank, N.A. is acting as depositary for the tender offer.

Additional Information

This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Cogent, Inc. 3M and its wholly-owned subsidiary, Ventura Acquisition Corporation, have filed a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Cogent, Inc. has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. 3M, Ventura Acquisition Corporation and Cogent, Inc. will mail these documents to the stockholders of Cogent, Inc. These documents contain important information about the tender offer and stockholders of Cogent, Inc. are urged to read them carefully. Copies of these documents and other documents filed by Cogent, Inc., 3M or Ventura Acquisition Corporation are available for free on the website maintained by the SEC at www.sec.gov. In addition, a free copy of these documents may also be obtained from the information agent, Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038, by calling toll free (866) 647-8872 or, for bankers and brokers, (212) 440-9800.

Forward-Looking Statements

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of 3M, Cogent, Inc. and their consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements about the expected terms of the proposed acquisition; the ability to complete the proposed transaction; the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include that the transaction may not be timely completed, if at all, upon favorable terms; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, Cogent, Inc.’s business may not perform as expected due to transaction-related uncertainty or other factors; that 3M is unable to successfully implement integration strategies; and other risks that are described in 3M’s and Cogent, Inc.’s SEC reports, including but not limited to the risks described under “Risk Factors” in Part I, Item 1A of the Annual Report on Form 10-K for its fiscal year ended December 31, 2009 and in Part II, Item 1A in the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010. 3M and Cogent, Inc. assume no obligation and do not intend to update these forward-looking statements.

About Cogent, Inc.

Cogent, Inc. is a global biometric identification solutions provider to governments, law enforcement agencies, and commercial enterprises. Cogent, Inc. provides the highest quality identification systems, products and services with leading technology, accuracy and speed. Cogent, Inc.’s Automated Fingerprint/Palmprint Identification Systems, or AFIS, enable customers to capture fingerprint and palm print images electronically, encode prints into searchable files, and accurately compare a set of fingerprints/palm prints to a database containing potentially millions of prints in seconds. For more information, please visit www.cogentsystems.com.

About 3M

A recognized leader in research and development, 3M produces thousands of innovative products for dozens of diverse markets. 3M’s core strength is applying its more than 40 distinct technology platforms – often in combination – to a wide array of customer needs. With $23 billion in sales, 3M employs 75,000 people worldwide and has operations in more than 65 countries. For more information, visit www.3M.com, or follow @3MNews on Twitter.

Media Contact:

Donna Fleming Runyon, 3M

(651) 736-7646

Investor Contacts:

Matt Ginter, 3M

(651) 733-8206

Bruce Jermeland, 3M

(651) 733-1807